EXHIBIT 99.1

Caledonia Mining Corporation Plc: Exercise of share options

ST HELIER, Jersey, July 05, 2024 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or “the Company”) (NYSE American: CMCL; AIM: CMCL; VFEX: CMCL) announces that a consultant to the Company who was issued share options in 2017 has exercised options in respect of, and the Company has instructed the issue and allotment of, 5,000 common shares of no par value each in the Company (the “Option Shares”). The exercise price was US$7.35 per Option Share.

Application has been made by Caledonia for a number of depositary interests equivalent to the Option Shares to be admitted to trading on AIM and it is anticipated that trading in such securities will commence on July 10, 2024.

Following the issue of the Option Shares, the Company will have a total number of shares in issue of 19,199,860 common shares of no par value each. Caledonia has no shares in treasury; therefore, this figure may be used by holders as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, the Company.

Enquiries: Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775
Liberum Capital Limited (Joint Broker) Scott Mathieson Matt Hogg	Tel: +44 20 3100 2000
Camarco, Financial PR (UK) Gordon Poole Julia Tilley Elfie Kent	Tel: +44 20 3757 4980
3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39